Exhibit 99.62

EXECUTION VERSION

VOTING DISENFRANCHISEMENT AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of August 1, 2014

BETWEEN:

AMAYA GAMING GROUP INC., a corporation existing under

the laws of the Province of Québec (the “Company”)

- and -

The subscribers listed in Schedule A,

(collectively, the “Subscribers”)

RECITALS:

A.	The Company issued on the date hereof to the Subscribers Convertible Preferred Shares (as defined herein), Common Shares (as defined herein) and Warrants (as defined herein) pursuant to a subscription agreement made as of July 31, 2014 between the Company and the Subscribers.

B.	This Agreement sets out the terms and conditions of the agreement of the Subscribers to abide by the covenants in respect of the Subject Securities (as defined herein) and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals:

“Board” means the board of directors of the Company;

“Business Day” means any day on which commercial deposit-taking banks are generally open for business in New York and Montreal other than a Saturday, a Sunday or a day observed as a holiday in such locations under Laws;

“Common Shares” means the common shares in the share capital of the Company;

“Convertible Preferred Shares” means convertible non-voting preferred shares in the share capital of the Company;

“Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department,

central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Laws” means all applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of or from any Governmental Authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

“Stock Option Plan” means the stock option plan of the Company, as amended and restated from time to time;

“Subject Securities” means (a) all Common Shares originally issued to the Subscribers on the date hereof, (b) all Common Shares issuable upon the conversion, or otherwise issuable pursuant to the terms, of the Convertible Preferred Shares originally issued to the Subscribers on the date hereof, (c) all Common Shares issuable upon the exercise of the Warrants originally issued to the Subscribers on the date hereof, and (d) any additional Common Shares issuable to the Subscribers with respect to the securities referred to in clauses (a), (b) or (c) above by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise or other adjustments pursuant to the terms of such securities; all Subject Securities currently subject to this Agreement being listed in Schedule B; and

“Warrants” means the 11,000,000 warrants issued on the date hereof to the Subscribers, each entitling its holder to purchase one Common Share at a price of $0.01 until August 1, 2024.

1.2 Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

1.3 Certain Phrases

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of’, “the total of’, “the sum of’, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

1.4 Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each party irrevocably submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montréal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.5 Incorporation of Schedules

Schedules A and B attached hereto shall, for all purposes hereof, form an integral part of this Agreement.

ARTICLE 2

COVENANT

2.1 Covenant of the Subscribers

(a)	The Subscribers shall not vote, or cause to be voted, more than 50% of the voting rights attached to the Subject Securities in ordinary course shareholder proxy votes on the composition of the Board; provided that the Subscribers shall, in their sole discretion, be entitled to vote up to the full amount of the voting rights attached to the Subject Securities if they are voting in favour of Board nominees proposed by the Company or senior management.

(b)	For the avoidance of doubt, the covenant contained in Section 2.1(a) shall not apply to any other matter to be presented to shareholders for approval, including, without limitation, approval of (i) mergers and acquisitions, (ii) business combinations and arrangements, (iii) issuance of securities, (iv) matters submitted to shareholder approval pursuant to the rules of stock exchanges and/or applicable Laws, and/or (v) amendments to the Stock Option Plan, and, with respect to such matters or any other matters not expressly set forth in Section 2.1(a), the Subscribers shall remain entitled to exercise or cause to be exercised the full amount of the voting rights attached to the Subject Securities in the manner they see fit and without any restriction whatsoever.

ARTICLE 3

TERMINATION

3.1 Termination

This Agreement shall terminate and be of no further force or effect:

(a)	upon the Subscribers ceasing to beneficially own, or have control or direction over, Subject Securities representing in the aggregate at least 50% of the Subject Securities on the date of this Agreement as listed in Schedule B (to be calculated assuming such Subject Securities being outstanding); or

(b)	[*****]

[BlackRock and Purchaser information regarding their compliance with certain regulations — Confidential.]

ARTICLE 4

GENERAL

4.1 Time of the Essence

Time is of the essence in this Agreement.

4.2 Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 3.1, no party shall have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 3.1 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non- performance by it of its covenants made herein.

4.3 Fiduciary Duty

Notwithstanding any provision of this Agreement to the contrary, a Subscriber or a shareholder, officer or director of any of the Subscribers that is a director or officer of the Company shall not be limited or restricted in any way whatsoever in the exercise of his fiduciary duties as a director or officer of the Company. The Company further agrees that the Subscribers are not making any agreement or understanding herein in any capacity other than in their capacity as shareholders of the Company.

4.4 Waiver; Amendment

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right. Each party hereto agrees and confirms that any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by the Subscribers and the Company.

4.5 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

4.6 Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	if to the Company:

Amaya Gaming Group Inc.

7600 Trans-Canada Highway

Pointe-Claire, Quebec H9R lC8

Canada

Attention: David Baazov

Fax:          (514)744-5114

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

1000 De La Gauchetière Street West

Montréal, QC

H3B 4W5

Attention: Eric Levy

Fax:          (514)904-8101

(b)	if to the Subscribers:

c/o BlackRock Financial Management, Inc.

55 East 52nd Street

New York, NY 10055

Attention:[*****]

Email:      [*****]

With a copy (which shall not constitute notice) to:

c/o BlackRock, Inc.

Office of the General Counsel

40 East 52nd Street

New York, NY 10022

[****]

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. Sending a copy of a notice or other communication to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a party.

4.7 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.8 Successors and Assigns

(a)	This Agreement becomes effective only when executed by the Company and the Subscribers. After that time, it will be binding upon and enure to the benefit of the Company and the Subscribers and their respective successors, permitted assigns and legal personal representatives. For the avoidance of doubt, the parties acknowledge and agree that this Agreement will not apply to transferees of Subject Securities.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any party without the prior written consent of the other parties.

4.9 Expenses

Each party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.10 Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.11 Further Assurances

The parties hereto shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.12 Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

4.13 Execution and Delivery

This Agreement may be executed by the parties in counterparts (including counterparts by facsimile or other electronic means) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS OF WHICH the parties have executed this Agreement as of the date first written above.

AMAYA GAMING GROUP INC.

By:	(s) Daniel Sebag
Name: Daniel Sebag
Title: Chief Financial Officer

[SIGNATURES OF PURCHASERS REDACTED - CONFIDENTIAL]

SCHEDULE A

LIST OF SUBSCRIBERS

[INTENTIONALLY DELETED]

SCHEDULE B

SUBJECT SECURITIES

[INTENTIONALLY DELETED]